Explanation of Responses:

(1)	The shares of Series A Common Stock were issued to the Reporting Person as consideration for the contribution of certain of the Reporting Person's assets to the Issuer pursuant to an Asset Contribution Agreement previously entered into amongst the Reporting Person, the Issuer and BioTime, Inc. (the "Agreement"). Under the terms of the Agreement and subject to applicable law, the Reporting Person is contractually obligated to distribute all of the shares of Series A Common Stock to the Reporting Person's stockholders of record on a pro rata basis, other than with respect to fractional shares and shares that would otherwise be distributed to the Reporting Person's stockholders in certain excluded jurisdictions, which shares, as required by the Agreement, will be sold with the net cash proceeds therefrom distributed ratably to the Reporting Person's stockholders who would otherwise be entitled to receive such fractional or excluded-jurisdiction shares (collectively, the "Distribution"). Pursuant to the Agreement, the Reporting Person has declared a record date of May 28, 2014 for determining the stockholders of record of the Reporting Person entitled to receive shares of Series A Common Stock (or cash in lieu thereof) in the Distribution. Pending the completion of the Distribution, the Reporting Person may be deemed to have beneficial ownership of such shares of Series A Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Series A Common Stock in full, and this report shall not be deemed an admission that the Reporting Person is or was the beneficial owner of these securities for purposes of Section 16 or for any other purpose.